Sea Breeze Power Corp.
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

February 7, 2006 TSX-VENTURE: SBX

Vancouver Island Cable Project
Public Hearing Process Begins with the British Columbia Utilities Commission

VANCOUVER, BC — Sea Breeze Power Corp. is pleased to announce that the Vancouver Island Cable Project (a jointly controlled venture with Boundless Energy NW, Inc.) Public Hearing process with the British Columbia Utilities Commission (“BCUC”) began February 6, 2006.

During the hearing Sea Breeze Victoria Converter Corporation’s Vancouver Island Cable Project, which features a new 550 MW high voltage direct current (“HVDC Light®”) submarine cable between Greater Vancouver and Greater Victoria, British Columbia, will be reviewed alongside an alternative proposal by BC Transmission Corporation. The purpose of the Public Hearing is to enable a fair economic and technical comparison to be made between the two transmission proposals to serve Vancouver Island. The Commission’s ruling is expected this spring.

About the Vancouver Island Cable Project: The route being proposed for the Vancouver Island Cable was selected on the basis of low seismic risk, balanced with an attempt to minimize impact through both populated areas and regions of environmental sensitivity. The line will be buried underground while the BC Transmission Corporation proposal would utilize overhead lines in populated areas.

HVDC Light® transmission technology has gained international recognition for its low environmental impact, and for operational flexibility. Unlike conventional alternating current technology that emits fluctuating electromagnetic fields and has generated controversy due to possible health hazards, HVDC Light® is considered more environmentally benign, and is especially well suited for marine habitats. The alternative project proposed by BC Transmission Corporation is based on alternating current technology, utilizing oil filled cables.

ON BEHALF OF THE BOARD OF DIRECTORS

PAUL B. MANSON, President

For investor information please contact Mr. Paul Manson. Email: PaulManson@SeaBreezePower.com Toll Free: 1-866-387-1240 ext.225

Voice:	604-689-2991 ext.225
Fax:	604-689-2990

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